

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Barry Wood
Chief Financial Officer
XPEL, Inc.
618 W. Sunset Road
San Antonio, Texas 78216

   Re: XPEL, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed March 11, 2021
    File No. 001-38858

Dear Mr. Wood:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures, page 75

1. We note your Form 10-K for the year ended December 31, 2020 does not include Management's Report on Internal Control over Financial Reporting. Since this is your second annual report on Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires you to provide such a report. Please amend your Form 10-K to provide management's report pursuant to Item 308(a) of Regulation S-K or explain why you do not believe a report is required. You may provide an abbreviated amendment that includes a cover page, an explanatory note, the complete text of Item 9A, a signature page, and required updated officer certifications; however, please ensure you re-assess management's initial conclusion related to disclosure controls and procedures in light of the required amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing